UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 26, 2013	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

RESOLUTIONS PASSED BY THE BOARD

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, our Chairman, the first ordinary meeting (the “Meeting”) of the seventh session of the board of directors of the Company (the “Board”) was held on 26 June 2013 in Shanghai.

Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin and Mr. Tang Bing, directors of the Company (the “Directors”); and Mr. Sandy Ke-Yaw Liu, Mr. Ji Weidong, Mr. Shao Ruiqing and Mr. Li Ruoshan, the independent non-executive Directors were present at the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

Mr. Yu Faming, Mr. Xi Sheng, Mr. Ba Shengji, Mr. Yan Taisheng and Mr. Feng Jinxiong, the supervisors of the Company, as well as certain senior management personnels of the Company also attended the Meeting.

The Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held. The Directors present at the Meeting discussed and unanimously passed the following resolutions:

1.	Considered and approved the resolution on the election of the Chairman and the Vice Chairman.

It was agreed that Mr. Liu Shaoyong be appointed as the Chairman of the seventh session of the Board, and Mr. Ma Xulun be appointed as the Vice Chairman of the seventh session of the Board, with a term of office in line with the current session of the Board.

2.	Considered and approved the resolution on the election of members of each of the specialized committees of the Board.

It was agreed that Mr. Shao Ruiqing, Mr. Ji Weidong and Mr. Li Ruoshan, the independent non-executive Directors, be appointed as the members of the Audit and Risk Management Committee of the seventh session of the Board, and Mr. Shao Ruiqing be appointed as the chairman of the Audit and Risk Management Committee, with a term of office in line with the current session of the Board.

It was agreed that Mr. Li Yangmin, Mr. Tang Bing, the Directors, and Mr. Shao Ruiqing, the independent non-executive Director, be appointed as the members of the Planning and Development Committee of the seventh session of the Board, and Mr. Li Yangmin be appointed as the chairman of the Planning and Development Committee, with a term of office in line with the current session of the Board.

It was agreed that Mr. Liu Shaoyong, the Chairman, Mr. Sandy Ke-Yaw Liu and Mr. Ji Weidong, the independent non-executive Directors be appointed as the members of the Nominations and Remuneration Committee of the seventh session of the Board, and Mr. Liu Shaoyong be appointed as the chairman of the Nominations and Remuneration Committee, with a term of office in line with the current session of the Board.

It was agreed that Mr. Ma Xulun, the Vice Chairman, Mr. Li Yangmin, the Director, and Mr. Sandy Ke-Yaw Liu, the independent non-executive Director be appointed as the members of the Aviation Safety and Environment Committee of the seventh session of the Board, and Mr. Ma Xulun be appointed as the chairman of the Aviation Safety and Environment Committee, with a term of office in line with the current session of the Board.

3.	Considered and approved the resolution on the appointment of the President of the Company.

It was agreed that Mr. Ma Xulun be appointed as the President of the Company with a term of office in line with the current session of the Board.

4.	Considered and approved the resolution on the appointment of the Vice President and the Chief Financial Officer of the Company.

It was agreed that Mr. Li Yangmin, Mr. Tang Bing, Mr. Shu Mingjiang, Mr. Wu Yongliang and Mr. Tian Liuwen be appointed as the Vice President of the Company, and Mr. Wu Yongliang be appointed as the Chief Financial Officer of the Company, with a term of office in line with the current session of the Board.

5.	Considered and approved the resolution on the appointment of the Board Secretary of the Company.

It was agreed that Mr. Wang Jian be appointed as the Board Secretary and the Joint Company Secretary of the Company as well as the authorised representative of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, with a term of office in line with the current session of the Board.

It was agreed that Mr. Ngai Wai Fung be appointed as the Joint Company Secretary of the Company with a term of office in line with the current session of the Board.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)

Shanghai, the People’s Republic of China

26 June 2013

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